CSS Industries, Inc.
1845 Walnut Street
Suite 800
Philadelphia, Pennsylvania 19103

February 18, 2005

Abby Adams, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	CSS Industries, Inc. Schedule TO-I Filed February 3, 2005

Dear Ms. Adams:

In response to the request of the staff under “Closing Comments” in your February 14, 2005 letter to Alan Singer of Morgan, Lewis & Bockius LLP, CSS Industries, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes for disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CSS Industries, Inc.

By:	/s/ Michael A. Santivasci
	Name:	Michael A. Santivasci
	Title:	Assistant General Counsel and Corporate Secretary